UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009.

OR

   ( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from

Commission File Number:   1-12431

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered
Public Accounting Firm

To the Board of Trustees
Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  McGladrey & Pullen, LLP

June 25, 2010

Blue Bell, Pennsylvania

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets:	2009	2008
Investments, at fair value:
Short-term money market instuments	$565,567	$513,503
Mutual funds	505,634	256,180
Unity Bancorp, Inc. stock fund	231,657	271,043
Common collective trusts	1,979,477	1,507,150
Guaranteed investment contracts	235,926	190,024
Participant loans receivable	79,425	88,928
Total Assets	$3,597,686	$2,826,828
Liabilities:
Accrued liabilities	(93)	(109)
Net assets reflecting investments at fair value	3,597,593	2,826,719
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,844)	1,639
Net assets available for benefits	$3,593,749	$2,828,358

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions (Deductions)
Contributions
Employee contributions	$440,158	$470,785
Employer contributions, net of forfeitures	192,043	195,423
Total contributions	632,201	666,208

Investment income (loss)
Net appreciation (depreciation) in fair value of investments	454,105	(1,125,818)
Interest and dividends	8,882	27,021
Net investment income (loss)	462,987	(1,098,797)
	1,095,188	(432,589)

Benefits paid to participants	(309,105)	(306,382)
Expenses	(20,692)	(21,352)
Total deductions	(329,797)	(327,734)
Net increase (decrease)	765,391	(760,323)

Net assets available for benefits
Beginning	2,828,358	3,588,681
Ending	$3,593,749	$2,828,358

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008
(1)           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 6 and 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions

Certain Plan investments are managed by The Reliance Trust Company ("Reliance").  Reliance is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Accounting Standards Codification

The Financial Accounting Standards Board’s ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

(2)           Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined. The Bank may also make discretionary contributions. Each year the Bank's board of directors will determine if a discretionary contribution will be made to the Plan. Each participant's share of this contribution is based on the relationship his or her compensation bears to the total compensation of employees participating in the Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2009, forfeited non-vested accounts amounted to $1,858.   For the year ended December 31, 2009, there were no forfeited non-vested account balances used to reduce the employer’s contributions to the Plan.  These forfeited balances were related to participants who enrolled in the Plan prior to January 1, 2006.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)           Loan Policy

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

(4)           Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)           Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair  value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may  utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

    Level 1 Inputs:
●	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

    Level 2 Inputs:
●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●
 Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

    Level 3 Inputs:
●	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments:
Short-term money market instruments are stated at amortized cost, which approximates fair value.

Mutual funds:
Investments in registered mutual funds (other than those that are exchange traded) or collective investment funds, if any, are valued at their respective net asset value.  Short-term investments, if any, are stated at amortized cost, which approximates fair value.  This category is further broken down into the following types of funds:

Stock funds: These funds offer low cost exposure to stocks.  The stocks vary depending on the particular fund (i.e. S&P Large Cap Growth offers stocks of large U.S. companies considered to have above average growth potential, S&P Large Cap Value offers large U.S. value stocks).
Target retirement funds: These funds offer complete asset allocations which become more conservative closer to retirement.  Plan participants select the fund with a date closest to their expected retirement date and invest accordingly.

Unity Bancorp, Inc. stock fund:
This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.

Common collective trusts:
Common collective trusts are valued at the net asset value ("NAV") of shares held by the plan at year-end.  The NAV is derived from each Fund's audited financial statements and not published prices.  With respect to the underlying collective investment funds, equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and ask prices, or at fair value as determined in good faith by the Trustee. In addition, the underlying collective investment funds invest in fixed income investments which are valued on the basis of valuations furnished by a Trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. This category is further broken down into the following types of funds:

Asset allocation funds: These funds offer broad diversification and a disciplined rebalancing process by keeping the mix of U.S. stocks, international stocks and U.S bonds at a set percentage, depending on the plan participant's investment strategy (i.e. conservative, moderate, or aggressive).
Bond funds: These funds offer broad, low cost exposure to the U.S. bond market.
Stock funds: These funds offer broad, low cost exposure to stocks.  The stocks vary depending on the particular fund (i.e. S&P 500 offers stocks of large U.S. companies, S&P Mid Cap offers stocks of medium U.S. companies, Russell Small Cap offers stocks of small U.S. companies).

Guaranteed investment contracts ("GICs"):
Guaranteed investment contracts are stated at fair value.  The fair value of GICs is calculated based on the market values of the underlying securities.  A synthetic GIC is comprised of two components, an underlying asset and a "wrapper" contract.  Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts.  The wrapper contracts provide benefit-responsive distributions for specific underlying securities and may be withdrawn at contract or face value.

Participant loans receivable:
Participant loans receivable are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial  instruments could result in a different fair value measurement at the reporting date.  There were no changes in the inputs or methodologies used to determine fair value during the year endded December 31, 2009 as compared to December 31, 2008.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and December 31, 2008.

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total

Short-term money market instruments	$-	$565,567	$-	$565,567

Stock funds	-	394,765	-	394,765
Target retirement funds	-	110,869	-	110,869
Total mutual funds	-	505,634	-	505,634

Unity Bancorp, Inc. stock fund (61,876 shares)	-	231,657	-	231,657

Asset allocation funds	-	267,805	-	267,805
Bond funds	-	283,233	-	283,233
Stock funds	-	1,428,438	-	1,428,438
Total common collective trusts	-	1,979,477	-	1,979,477

Guaranteed investment contracts	-	-	235,926	235,926

Participant loans receivable	-	-	79,425	79,425

Total assets at fair value	$-	$3,282,335	$315,351	$3,597,686

	As of December 31, 2008
	Level 1		Level 2	Level 3		Total
Short-term money market instruments	$		$513,503	$		$513,503
Mutual funds		-	256,180		-	256,180
Unity Bancorp, Inc. stock fund (69,498 shares)		-	271,043		-	271,043
Common collective trusts		-	1,507,150		-	1,507,150
Guaranteed investment contracts		-	-		190,024	190,024
Participant loans receivable		-	-		88,928	88,928
Total assets at fair value		$-	$2,547,876		$278,952	$2,826,828

The following tables present the changes in Level 3 assets:

	As of December 31, 2009
	Guaranteed Investment Contract	Participant Loans
Beginning balance December 31, 2008	$190,024	$88,928
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	5,651	-
Purchases, sales, issuances and settlements, net	40,251	(9,503)
Ending balance December 31, 2009	$235,926	$79,425

	As of December 31, 2008
	Guaranteed Investment Contract	Participant Loans
Beginning balance December 31, 2007	$142,836	$121,017
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	11,730	-
Purchases, sales, issuances and settlements, net	35,458	(32,089)
Ending balance December 31, 2008	$190,024	$88,928

(7)	Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)

    The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2009:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stock funds	$394,765	$-	Immediate	None
Target retirement funds	110,869	-	Immediate	None
Total mutual funds (a)	$505,634	$-

Asset allocation funds	$267,805	$-	Immediate	None
Bond funds	283,233	-	Immediate	None
Stock funds	1,428,438	-	Immediate	None
Total common collective trusts (b)	$1,979,477	$-

(a)  This category includes index funds and other collective investment funds.  Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investment(s) in this category have been estimated using the net asset value per share of the investment(s).
(b) This category includes collective investment funds, which invest in common stocks and fixed income securities.  Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of underlying assets.  The fair value of investment(s) in this category have been estimated using the net asset value per share of the investment(s).

(8)	Investments
For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common Collective Trusts	$455,208	$(844,209)
Common stock	(1,103)	(281,609)
Total	$454,105	$(1,125,818)

The following table represents the fair value of individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
SSgA - Government Short Term Investment Fund	$548,389	$500,913
SSgA - S&P 500 Flagship SL Series Fund - Class A	411,993	285,593
SSgA - S&P Midcap Index SL Series Fund - Class A	393,683	254,594
SSgA - S&P Growth Index SL Fund Series - Class A	265,644	192,817
Unity Bancorp, Inc. Stock Fund	231,657	270,934
SSgA - Pentegra Stable Value Fund	235,926	190,024
SSgA - International Index SL Series Fund - Class I	224,737	112,165
SSgA - Russell Small Cap SL Series Fund - Class I	204,539	135,154

(9)	New Accounting Pronouncements

As discussed in Note 1, "Summary of Significant Accounting Policies", on July 1, 2009, the Accounting Standards Codification became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ASC Topic 820, “Fair Value Measurements and Disclosures”

Enhanced guidance under ASC Topic 820,”Fair Value Measurements and Disclosures,” addresses:  a) determining when the volume and level of activity for the asset or liability has significantly decreased; b) identifying circumstances in which a transaction is not orderly; and c) understanding the fair value measurement implications of both (a) and (b).  This FSP requires several new disclosures, including the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, in both interim and annual periods.  The Plan adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009.  Adoption of the new guidance did not significantly impact the Plan’s financial statements.

FASB ASC Topic 855, “Subsequent Events"

 New authoritative accounting guidance under ASC Topic 855, “Subsequent Events,” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Plan’s financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Plan’s financial statements.

FASB ASU 2009-12, "Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)"

 In September 2009, FASB issued an amendment "Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)", which provides guidance on how entities should estimate fair value of certain alternative investments.  The fair value of investments within the scope of this guidance can now be determined using net asset value ("NAV") per share as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.  It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.  This amendment is effective for periods ending after December 15, 2009, with early adoption permitted.  See Note 7 for the impact of our adoption.

FASB ASC Topic 740, "Income Taxes"

The FASB issued new guidance on accounting for uncertainty in income taxes.  The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:

	As of December 31,
	2009	2008
Net assets available for benefits per the financial statements	$3,593,749	$2,828,358
Adjustment from contract value to fair value	3,844	(1,639)
Net assets available for benefits per Form 5500	$3,597,593	$2,826,719

The following is a reconciliation of net investment income (loss) from the Plan’s financial statements to the Form 5500:

	As of December 31,
	2009	2008
Net investment income (loss) per the financial statements	$462,987	$(1,098,797)
Adjustment from contract value to fair value	5,483	3,218
Net investment income (loss) per Form 5500	$468,470	$(1,095,579)

(11)	Subsequent Events

The Plan has evaluated subsequent events through the date on which the financial statements were issued.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2009

	Shares	Current Value
SSgA - Government Short Term Investment Fund	548,388	$548,389
SSgA - S&P 500 Flagship SL Series Fund - Class A	1,817	411,993
SSgA - S&P Midcap Index SL Series Fund - Class A	14,863	393,683
SSgA - S&P Growth Index SL Fund Series - Class A	24,535	265,644
Unity Bancorp, Inc. Stock Fund*	61,876	231,657
SSgA - Pentegra Stable Value Fund	20,166	235,926
SSgA - International Index SL Series Fund - Class I	12,663	224,737
SSgA - Russell Small Cap SL Series Fund - Class I	9,629	204,539
SSgA - U.S. Long Treasury Index SL Series Fund	13,824	172,490
SSgA - NASDAQ 100 Index NL Series Fund - Class A	11,892	138,600
SSgA - Large Cap Value Index SL Series Fund	13,859	129,121
SSgA - Moderate Strategic Balanced SL Fund	8,228	114,054
SSgA - U.S. Bond Index SL Series Fund - Class I	5,397	110,743
SSgA - Target Retirement 2015 SL Series Fund - Class I	9,772	103,412
SSgA-Aggressive Strategic Balanced SL Fund	7,435	83,528
Loans to Participants (Range of interest rates charged was 4.25% to 9.25%) *	79,425	79,425
SSgA - Conservative Strategic Balanced SL	4,266	70,223
SSgA/Tuckerman - REIT Index NL Series Fund - Class A	2,609	54,887
SSgA - Target Retirement 2035 SL Series Fund - Class I	371	3,714
SSgA - Target Retirement 2045 SL Series Fund - Class I	191	1,942
SSgA - Target Retirement 2025 SL Series Fund - Class I	175	1,801
Collective Short-Term Investment Funds	17,178	17,178
		$3,597,686

                 * A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 25, 2010

By:

/s/ Alan J. Bedner, Jr.
------------------------------

Alan J. Bedner, Jr.
Plan Administrator
EVP and CFO